

Mail Stop 3720

September 22, 2017

Dr. Jin Huang
President and Chief Executive Officer
Ambow Education Holding Ltd.
12th Floor, Tower 1, Financial Street
Chang'an Center, Shijingshan District
Beijing 100043
People's Republic of China

> **Re:** **Ambow Education Holding Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed March 23, 2017**
> **File No. 001-34824**

Dear Dr. Huang:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 4. Information on the Company

A. History and Development of the Company, page 30

1. We note your disclosure on page 33 that shareholders approved the creation of Class C ordinary shares with ten votes per share in March and June 2015 and that, on November 8, 2015, 4,708,415 of the company's Class A Ordinary shares were converted to Class C Ordinary shares. We further note from the beneficial ownership table on page 101 that Dr. Jin Huang beneficially owns 4,708,415 Class C ordinary shares. Please provide more detail as to the purpose of creating the Class C ordinary shares, how Class A ordinary shares were converted into Class C shares and how they came to be held by Dr. Jin Huang.

Item 6. Directors, Senior Management and Employees

E. Share Ownership, page 101

2.   We note Dr. Jin Huang beneficially owns 4,708,415 Class C ordinary shares which, according to the disclosure on the bottom of page F-37, represent all outstanding Class C ordinary shares as of December 31, 2016. It appears, however, that you have calculated her 12.28% percentage ownership based on the number of issued and outstanding Class A shares. Please revise the beneficial ownership table to provide beneficial ownership information regarding Class C ordinary shares based upon the number of outstanding Class C ordinary shares.

3.   Please revise the introductory paragraphs to the beneficial ownership table to disclose the number of outstanding Class A and Class C ordinary shares and the different voting rights of the Class A and Class C ordinary shares.

4.   Please provide footnote disclosure regarding the natural persons who have investment and/or voting control the Class A and Class C shares beneficially owned by New Flourish Holdings Limited.

Financial Statements

Consolidated Balance Sheets, page F-3 &
Consolidated Statements of Changes in Equity (Deficit), page F-7

5.   Please revise your basic financial statements to separately disclose your several classes of ordinary shares. Refer to Rule 5-02 (29) of Regulation S-X and revise.

16. Ordinary Shares, page F-37

6.   You state on page F-38 that Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances, suggesting they are not convertible at all; however, we note that on November 8, 2015, 4,708,415 Class A ordinary shares were converted into *super-majority* voting Class C ordinary shares. We also note that as a result of this transaction Dr. Jin Huang gained voting control over Ambow Education Holding Ltd.   Please explain how and why *non-convertible* Class A ordinary shares were converted into another class of shares. Tell us how it was authorized and by whom, as it appears that Dr. Jin Huang held less than 13% of the voting rights in Ambow Education Holding prior to this conversion while over 53% of the voting rights appear to have been held by four other parties

7.   Tell us and disclose how you accounted for the conversion of 4,708,415 Class A ordinary shares into *super-majority* voting Class C ordinary shares during November 2015. Tell us your consideration of whether or not this transaction represented a preferential dividend and/or compensation paid to Dr. Huang as it would appear that a class of shares vested with control of the registrant could be substantially more valuable than class of non-controlling shares.

21. Segment Information, page F-46

8.   Please disclose total assets for each reportable segment as required by ASC 280-10-50-22. Also include the reconciliations required by ASC 280-10-50-30, and as applicable, include such annual disclosures required by ASC 280-10-50-22a through -50-22j.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications